Exhibit 99.1

Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Beijing Xunhuo E-Commerce Co., Ltd.

and

Guangzhou Yichuanghui Enterprise Management
Consulting Co., Ltd.

Property Interest Transfer Agreement

Regarding

Guangzhou Shanxingzhe Technology Investment
Partnership (Limited Partnership)

April 4, 2026

1

This Property Interest Transfer Agreement is entered into on April 4, 2026 in Tianhe District, Guangzhou City by the following parties:

Party A (Transferor): Beijing Xunhuo E-Commerce Co., Ltd., Unified Social Credit Code: 91110101MA7MRWG9XG, Legal Representative: Gong Sheng, Address: Room 503, 4th Floor, Building 8, No. 30 Shixing Street, Shijingshan District, Beijing.

Party B (Transferee): Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd., Unified Social Credit Code: 91440101MA59K6NC40, Legal Representative: Fan Xin, Address: Room 1004, No. 122-2, West Huangpu Avenue, Tianhe District, Guangzhou.

Party C (Target Enterprise): Guangzhou Shanxingzhe Technology Investment Partnership (Limited Partnership), Unified Social Credit Code: 91440106MAC0EW2T2B, Executing Partner: Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd., Address: Room 045, Building 7, Scientist Home No. 66, No. 1190 Tianyuan Road, Tianhe District, Guangzhou.

WHEREAS:

1. Party C is a limited partnership duly established and validly existing under the laws of China. As of the date of execution of this Agreement, the total subscribed capital contribution of the partnership is RMB 70 million, and such RMB 70 million capital contribution has been fully paid in.

2. Party A invested in Party C in February 2023. As of the date of execution of this Agreement, Party A holds 42.8571% of the capital contribution interest of Party C (hereinafter referred to as the "Property Interest"), corresponding to a capital contribution amount of RMB 30 million.

3. For the purpose of optimizing resource allocation and supplementing its working capital, Party A intends to transfer the Property Interest held by it to Party B.

4. Party B intends to hold the aforesaid Property Interest by way of transfer.

5. Pursuant to the Law of the People's Republic of China on Partnerships, the Civil Code of the People's Republic of China, and the relevant current laws and regulations, the parties have, through friendly consultations, reached an agreement on the matters relating to the transfer of the Property Interest, and hereby enter into and execute this Property Interest Transfer Agreement (hereinafter referred to as "this Agreement") for mutual compliance.

Article I Definitions

1.1 For the purpose of this Agreement, unless otherwise agreed, the following terms shall have the meanings set forth below:

(1) Party A/Transferor means Beijing Xunhuo E-Commerce Co., Ltd.

(2) Party B/Transferee means Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd.

(3) Party C/Target Enterprise means Guangzhou Shanxingzhe Technology Investment Partnership (Limited Partnership).

(4) Property Interest means the 42.8571% property interest of Party C held by Party A and to be transferred by Party A to Party B.

(5) Transaction means the act of Party B acquiring the Property Interest held by Party A.

(6) Reference Date for the Property Interest Transfer means December 31, 2025.

(7) Completion Date of the Transaction (Closing Date) means the date on which the change of registration or filing of the Property Interest transfer with the administration for industry and commerce is completed, i.e., the date on which the Target Enterprise completes the transfer of the Property Interest and obtains a replacement new business license.

(8) Transition Period means the period from the date of execution of this Agreement to the Closing Date.

(9) Material Adverse Change means, with respect to the Target Enterprise, a material adverse change in its assets, business, financial condition, or owners' equity; with respect to the Transaction, means that the Transaction cannot be carried out in accordance with law, or the basis of the Transaction is lost or undergoes a fundamental change, or the value of the Transaction is seriously impaired.

(10) Loss means all direct and indirect losses, liability for breach of contract to a third party, anticipated profits, expenses (including legal fees and expert and consultant fees), charges, disbursements, litigation, legal proceedings, claims, and reasonable expenses paid for entering into this Agreement and other transaction documents.

(11) China means the People's Republic of China, and for the purpose of this Agreement, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and the Taiwan Region.

(12) Relevant Laws and Regulations means, with respect to any party to this Agreement, any laws, regulations, administrative or departmental rules, directives, notices, treaties, judgments, rulings, orders or interpretations of any government, regulatory authority, court or securities regulatory authority applicable to such party.

(13) RMB/"RMB Ten Thousand" means Yuan/Ten Thousand Yuan of Renminbi, the lawful currency of China.

(14) Business Day means any day in China other than Saturdays, Sundays, and any other day on which commercial banks or exchanges within China are required or authorized by law to suspend business or trading.

1.2 Any reference to this Agreement or any other document shall be deemed to include this Agreement and its appendices and schedules, or any other document, as amended, modified, supplemented, replaced and/or restated in any manner. The appendices to this Agreement shall form an integral part of this Agreement as if fully set forth in the main body of this Agreement. Unless the context of this Agreement otherwise provides, any reference to an article, section, clause or appendix of this Agreement shall be deemed a reference to such part of this Agreement.

1.3 The table of contents and headings of this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement in any way.

1.4 Interpretation

(1) Terms used in this Agreement, unless the context otherwise requires, shall have the meanings set forth above.

(2) The headings of this Agreement are for ease of reference and reading only and shall not affect the interpretation or understanding of the content of the provisions.

(3) If any provision of this Agreement is held to be invalid, unenforceable or in conflict with any laws or regulations, such provision shall be interpreted as valid to the maximum extent permitted by law and shall not affect the validity of the other provisions of this Agreement.

(4) The words "include," "including," "for example" and similar terms in this Agreement are used for illustration purposes only and shall not be deemed to limit or exclude the matters listed.

Article II Overall Plan of the Transaction

2.1 Party B shall acquire the 42.8571% Property Interest of the Target Enterprise held by Party A by way of transfer. Party A agrees to transfer to Party B the 42.8571% Property Interest of the Target Enterprise held by Party A. The investment amount corresponding to such Property Interest is RMB 30 million, and the form of capital contribution is currency. Party A warrants that the Property Interest has clear and complete ownership and is not subject to any pledge, freeze, seizure or any other form of encumbrance or claim by any third party.

This transfer of the Property Interest includes all partner rights, interests and all rights appurtenant to such Property Interest, including but not limited to the right to dividends, voting rights, right to distribution of residual assets, right to information, and all rights derived from such Property Interest. Party A confirms that all other partners of the Target Enterprise have waived in writing their right of first refusal with respect to the Property Interest to be transferred, and that such transfer is not subject to any third-party right of first refusal.

2.2 As of the date of execution of this Property Interest Transfer Agreement, the capital contribution structure of the Target Enterprise is as follows:

Name of Partner	Capital Contribution Percentage	Subscribed Capital Contribution (in RMB 10,000)
Beijing Xunhuo E-Commerce Co., Ltd.	42.8571%	3,000
Zeng Jiandong	14.2857%	1,000
Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd.	18.8571%	1,320
Xu Jiaoyuan	9.7143%	680
Keda High-Tech Science Park (Xi'an) Co., Ltd.	14.2857%	1,000

Article III Transfer Consideration and Payment Arrangements for the Transaction

3.1 Pricing Basis

The parties confirm that the transfer consideration for the Property Interest is RMB 15 million. Such pricing is a price inclusive of tax determined by the parties through fair negotiation based on the asset condition, business prospects and market valuation of the Target Enterprise.

3.2 Transaction Price

The transfer consideration for the Property Interest is RMB Fifteen Million Only (¥15,000,000.00).

3.3 Payment Method and Schedule

Party B shall pay the transfer consideration to Party A in installments as follows:

(1) Phase I: Party B shall pay RMB 5 million (in words: RMB Five Million Only) to Party A by April 2, 2026;

(2) Phase II: Party B shall pay RMB 3 million (in words: RMB Three Million Only) to Party A by May 31, 2026;

(3) Phase III: Party B shall pay RMB 7 million (in words: RMB Seven Million Only) to Party A by June 30, 2026.

3.4 Payment Method and Schedule

The designated payee account information of Party A is as follows:

Account Name: Beijing Xunhuo E-Commerce Co., Ltd.

Bank: [**]

Bank Account Number: [**]

3.5 Party A warrants that all Property Interest transferred by it has been lawfully acquired, has clear ownership, and is not subject to any pledge, seizure, freeze, security or other encumbrance. If the transfer of the Property Interest involves third-party rights, pledge, seizure, freeze or other circumstances, Party A shall promptly assist Party B in removing the relevant restrictions to ensure that Party B can successfully acquire all Property Interest of the Target Enterprise. If the transfer of the Property Interest requires approval, filing or registration with any competent authority, Party A shall actively cooperate with Party B to complete the relevant procedures to ensure that such transfer is lawful and valid.

Article IV Schedule for Delivery of Property Interest

4.1 The Transferor shall cooperate with the Transferee and the partnership to complete the delivery and transfer of the Property Interest involved in the Transaction and the change of registration with the administration for industry and commerce for the Property Interest transfer within three (3) Business Days after the Transferee pays the Phase I price. The parties unanimously agree that Party B, as the executing partner of the Target Enterprise, shall be responsible for leading and causing the Target Enterprise to complete the change of partner register, amendment of the partnership agreement, and change of registration with the administration for industry and commerce in accordance with law. Party A shall, after receiving the first installment of the transfer price, provide the necessary signatures and identity documents as requested by Party B or the Target Enterprise. From the Closing Date, the partner rights, interests and obligations corresponding to the Property Interest shall be enjoyed and borne by Party B.

Article V Payment of Transfer Consideration

5.1 Payment Method

The payment milestones and amounts of the transfer consideration for the Property Interest shall be implemented in accordance with Article 3 of this Agreement. Party B shall pay the amount by bank transfer to the payee account designated by Party A in this Agreement.

5.2 Bearing of Expenses

The parties agree that the fees for change of registration with the administration for industry and commerce, announcement and other related expenses arising from the Property Interest transfer shall be borne by Party B, unless otherwise provided by law or otherwise agreed by the parties.

Party A and Party B shall each bear the various taxes and fees (including but not limited to income tax, stamp duty, etc.) arising from the Transaction.

Party A and Party B shall each pay the expenses incurred in the negotiation, execution of memoranda, engagement of intermediaries, due diligence, execution of agreements and completion of the Transaction, and shall each bear the taxes and fees arising from the Transaction.

Article VI Delivery of Property Interest

6.1 Conditions to Delivery

Party A shall satisfy all of the following conditions to delivery before the delivery procedures for the Property Interest may be carried out:

(1) Party A has obtained lawful ownership of the 42.8571% Property Interest of the Target Enterprise, and such Property Interest is not subject to any right dispute, pledge, seizure, freeze, security or other encumbrance.

(2) Party A has completed all internal decision-making procedures required by the partnership agreement of the Target Enterprise, relevant agreements and applicable laws and regulations, including but not limited to partner meeting resolutions, etc., and warrants that such resolutions are true, lawful and valid.

(3) This Agreement has been duly executed by all parties and has become effective, and there are no legal obstacles affecting the performance of this Agreement.

(4) The parties have prepared all documents required for the change of registration with the administration for industry and commerce, including but not limited to the amendment to the partnership agreement, partner meeting resolutions, and registration materials with the administration for industry and commerce.

(5) Party B has paid the Phase I transfer consideration of RMB 5 million to Party A in accordance with Article 3 of this Agreement.

6.2 Delivery Procedures

(1) The parties shall jointly apply to the registration authority of the Target Enterprise for the change of registration procedures for the Property Interest, and actively cooperate with the review and requirements of the relevant competent authorities to ensure the successful completion of the change of registration.

(2) After the completion of the delivery, Party B shall obtain the 42.8571% Property Interest of the Target Enterprise, enjoy the corresponding partner rights and bear the corresponding obligations in accordance with law, and Party A shall no longer enjoy any rights or bear any obligations in connection with the Target Enterprise.

Article VII Undertakings and Warranties

7.1 Representations and Warranties of Party A

Party A makes the following irrevocable representations and warranties as of both the date of execution of this Agreement and the Closing Date:

(1) Party A is a lawful and valid partner of the Target Enterprise, holds the 42.8571% Property Interest, and has full disposal rights. Party A warrants that the Property Interest is not subject to any pledge, seizure, freeze or other encumbrance, and that there are no circumstances restricting its transfer.

(2) Party A has completed all internal decision-making procedures required for the execution of this Agreement, and the resolutions made are true, lawful and valid.

(3) The documents and materials provided by Party A to Party B concerning Party A's own qualifications and shareholding status are true, accurate and complete.

(4) Party A warrants that during the period of holding the interest, it has not used its partner status to execute any agreement that harms the interests of the Target Enterprise, or privately provide guarantees or incur debts externally in the name of the Target Enterprise.

(5) The Property Interest of the Target Enterprise held by Party A is not subject to any existing or reasonably foreseeable impending legal dispute or controversy.

7.2 Representations and Warranties of Party B

Party B makes the following representations and warranties as of both the date of execution of this Agreement and the Closing Date, and warrants that the following representations shall remain true, accurate and complete throughout the term of performance of this Agreement:

(1) Party B is a legal person duly established and validly existing, and has the capacity and ability to enter into and perform this Agreement.

(2) Party B warrants that it has the financial capacity to pay the transfer consideration under this Agreement, and undertakes to pay the full amount in accordance with the milestones set forth in Article 3.

(3) Party B confirms that, as the executing partner of the Target Enterprise, it has full understanding of the financial condition, asset ownership, claims and debts, business contracts and potential risks of the Target Enterprise.

(4) The execution and performance of this Agreement by Party B does not violate its articles of association or any laws or regulations.

7.3 Joint Representations

(1) The parties undertake to perform all obligations under this Agreement in good faith based on the principles of honesty, credit, cooperation and mutual benefit, and shall not circumvent the rights and obligations set forth in this Agreement in any form.

(2) If a party's breach of contract causes loss to the other party or the Target Enterprise, the breaching party shall bear full compensation liability, including but not limited to direct loss, indirect loss and reasonable expenses.

Article VIII Rights and Obligations

8.1 Rights and Obligations of Party A

(1) Party A has the right to require Party B to cooperate in completing all registration procedures with the administration for industry and commerce related to the Property Interest transfer in accordance with this Agreement.

(2) Party A has the obligation to cooperate with Party B to complete all delivery work prior to the Closing Date, including but not limited to the change of Property Interest, handover of documents and materials, and assisting Party B in conducting due diligence.

(3) Party A shall, after the delivery, continue to cooperate with Party B in handling the follow-up matters related to the Property Interest transfer until all procedures are completed.

(4) After the transfer of the Property Interest, Party A shall no longer enjoy the partner rights or bear the corresponding partner obligations with respect to the transferred Property Interest.

8.2 Rights and Obligations of Party B

(1) Party B has the right to acquire the Property Interest from the Closing Date, and to enjoy and exercise the corresponding partner rights in accordance with law, including but not limited to profit distribution, participation in decision-making, etc.

(2) Party B shall pay the transfer consideration to Party A in full and on time in accordance with Article 3 of this Agreement. If Party B fails to make payment on time, it shall bear the liability for breach of contract as set forth in this Agreement.

(3) Given that Party B is the executing partner of the Target Enterprise, Party B has the obligation to lead and cause the Target Enterprise to complete the change of registration with the administration for industry and commerce, the amendment of the partnership agreement, the change of the partner register and other procedures in a timely manner.

(4) After the transfer of the Property Interest, Party B must, while enjoying the corresponding partner rights in accordance with this Agreement, also bear the corresponding partner obligations.

Article IX Liability for Breach of Contract

9.1 After the execution of this Agreement, except for force majeure events, any failure or delay or improper performance by any party of any obligation to be performed by it under this Agreement, or any breach by it of any representation, warranty or undertaking made by it under this Agreement, or any breach of any supplemental agreement, memorandum, unilateral undertaking related to this Agreement entered into after the execution of this Agreement but before the Closing Date, or any material inaccuracy or misrepresentation in any matter of undertaking or warranty under this Agreement, shall constitute a breach of contract by such party, and such party shall bear liability for breach of contract in accordance with the provisions of this Article and the laws and regulations. The breaching party shall bear the litigation costs, preservation fees, attorneys' fees, notarization fees, travel expenses and other related work expenses incurred by the non-breaching party in pursuing liability for breach of contract.

9.2 If Party B fails to pay any installment of the transfer consideration in full within the time limit set forth in Article 3 of this Agreement, Party B shall pay to Party A liquidated damages at the rate of 0.005% of the overdue amount for each day of delay. If the delay exceeds 15 days, Party A shall have the right to unilaterally terminate this Agreement and require Party B to pay liquidated damages equal to 10% of the total transfer consideration (i.e., RMB 1.5 million). If the liquidated damages are insufficient to cover Party A's losses, Party B shall make up the shortfall.

9.3 Given that Party B is the executing partner of the Target Enterprise and has the obligation to lead the handling of the change of registration with the administration for industry and commerce, if the failure to complete the change of registration with the administration for industry and commerce within the time limit set forth in Article 4 is caused by reasons attributable to Party B (including but not limited to failure to submit materials in a timely manner, failure to sign resolutions in a timely manner, etc.), Party B shall not use such failure as a reason to delay or refuse to pay the second installment of the transfer consideration. In such case, the payment time for the second installment shall be deemed triggered as of three (3) Business Days from the expiration of the deadline set forth in Article 4.

9.4 If this Agreement is terminated due to Party B's breach of contract, Party A shall have the right to directly deduct the liquidated damages agreed in this Agreement and the relevant recovery costs when refunding the price paid by Party B.

Article X Governing Law and Dispute Resolution

10.1 The execution, formation, validity, interpretation, performance and other matters of this Agreement shall be governed by the laws of the People's Republic of China (for the purpose of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region).

10.2 Any dispute arising from or in connection with the performance of this Agreement shall first be resolved by the parties through friendly consultations. If such dispute cannot be resolved, either party may submit the dispute to the competent people's court in the place of registration of the Target Enterprise for litigation.

Article XI Effectiveness, Amendment and Termination of the Agreement

11.1 This Agreement shall become effective upon being signed and sealed by all parties.

11.2 Unless otherwise agreed in this Agreement, this Agreement may be terminated in accordance with the following provisions:

(1) If a fundamental breach of contract by one party to this Agreement renders this Agreement impossible to perform or no longer necessary to perform, the non-breaching party shall have the right to terminate this Agreement;

(3) The parties have, through consultation, agreed to terminate this Agreement due to a change in circumstances;

(4) Other circumstances in which this Agreement may be amended or terminated.

11.3 After the termination of this Agreement, the parties to this Agreement shall, in the spirit of fairness, reasonableness, honesty and credit, return the price or Property Interest received from other parties under this Agreement and restore the parties to the status existing at the time of execution of this Agreement to the extent possible. The Transferor shall, within 10 days of the date of termination of this Agreement, return to the Transferee all transfer consideration received by it, and the Transferee shall, within 10 days of the date of termination of this Agreement, execute and submit to the Target Enterprise all documents required for returning the Property Interest to the Transferor. The termination or expiration of this Agreement shall not affect any party's right to obtain relief, compensation or reimbursement under this Agreement.

Article XII Miscellaneous

12.1 Matters not covered in this Agreement shall be resolved by the parties through consultation and a written supplemental agreement shall be executed, which shall have the same legal effect as this Agreement. In the event of any conflict between this Agreement and the supplemental agreement, the supplemental agreement shall prevail.

12.2 For the purpose of smoothly completing the change of registration procedures with the administration for industry and commerce for the Transaction, if required by the administration for industry and commerce, the parties shall separately execute a property interest transfer agreement or similar legal document that complies with the format requirements of the administration for industry and commerce, provided that such property interest transfer agreement is solely for the purpose of completing the change of registration with the administration for industry and commerce. The execution of such property interest transfer agreement shall not affect the binding effect of the provisions of this Agreement on the parties, nor affect the rights and obligations of the parties under this Agreement. If any provision of such property interest transfer agreement is inconsistent with this Agreement, the provisions of this Agreement shall prevail.

12.3 No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

12.4 This Agreement shall become effective upon being signed and sealed. This Agreement shall be executed in three (3) original copies, with Party A, Party B and Party C each holding one (1) copy, of which the copy retained by Party C shall be used for filing or backup with the administration for industry and commerce, and each copy shall have the same legal effect.

(No text below; signature page to follow.)

(No text on this page. It is the signature page of the Property Interest Transfer Agreement)

Party A (Transferor) (Seal): Beijing Xunhuo E-Commerce Co., Ltd.

Legal Representative or Authorized Representative (Signature or Seal):

Date: April 4, 2026

Party B (Transferee) (Seal): Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd.

Legal Representative or Authorized Representative (Signature or Seal):

Date: April 4, 2026

Party C (Target Enterprise) (Seal): Guangzhou Shanxingzhe Technology Investment Partnership (Limited Partnership)

Executing Partner or Authorized Representative (Signature or Seal):

Date: April 4, 2026